UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13A-16 OR 15D-16

OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2014

Commission File Number: 001-33869

STAR BULK CARRIERS CORP.

(Translation of registrant’s name into English)

Star Bulk Carriers Corp.

c/o Star Bulk Management Inc.

40 Agiou Konstantinou Street,

15124 Maroussi,

Athens, Greece

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐.

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐.

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

This Form 6-K is furnished by Star Bulk Carriers Corp. (“Star Bulk” or the “Company”) in connection with entry into the following definitive agreements:

(i) the Agreement and Plan of Merger, dated as of June 16, 2014 (as amended from time to time, the “Merger Agreement”) among Star Bulk, Star Synergy LLC, a Marshall Islands limited liability company and a wholly-owned subsidiary of Star Bulk (“Oaktree Holdco Merger Sub”), Star Omas LLC, a Marshall Islands limited liability company and a wholly-owned subsidiary of Star Bulk (“Pappas Holdco Merger Sub” and together with Oaktree Holdco Merger Sub, the “Merger Subs”), Oaktree OBC Holdings LLC, a Marshall Islands limited liability company controlled by investment funds managed by Oaktree Capital Management, L.P. (the “Oaktree Holdco”), Millennia Limited Liability Company, a Marshall Islands limited liability company controlled by certain immediate family members of Star Bulk non-Executive Chairman Mr. Petros Pappas, including Ms. Milena Maria Pappas, who is also one of our directors (the “Pappas Holdco” and, together with the Oaktree Holdco, the “Oceanbulk Holdcos”), Oaktree Dry Bulk Holdings LLC, a Marshall Islands limited liability company (the “Oaktree Seller”) and Millennia Holdings LLC, a Marshall Islands limited liability company (the “Pappas Seller” and, together with the Oaktree Seller, the “Sellers”), pursuant to which each of the Oceanbulk Holdcos will merge with and into one of the Merger Subs (the “Merger”), with the Merger Subs continuing as the surviving companies and wholly-owned subsidiaries of Star Bulk; and

(ii) the Share Purchase Agreement, dated as of June 16, 2014 (as amended from time to time, the “Pappas Agreement”) among Star Bulk, Mirabel Shipholding & Invest Limited (“Mirabel”), Mirach Shipping Company Limited (“Mirach”) and Bluesea Invest and Holding Limited (“Blue Sea” and together with Mirabel and Mirach, the “Pappas Entities”), entities controlled by certain members of the family of our non-Executive Chairman, Mr. Petros Pappas, including Ms. Milena Maria Pappas, who is also one of our directors, pursuant to which Star Bulk has agreed to, subject to the satisfaction or waiver of the conditions set forth in the Pappas Agreement, substantially concurrently with the completion of the Merger, acquire all of the issued and outstanding shares of Dioriga Shipping Co. (“Dioriga”) and Positive Shipping Company (“Positive Shipping”), which own and operate a dry bulk carrier vessel and a contract for the construction of a newbuilding drybulk carrier, respectively (such vessels being the “Pappas Vessels,” and such acquisition of the Pappas Entities being the “Pappas Companies Acquisition” and, together with the Merger the transactions contemplated by each of the Merger Agreement and the Pappas Agreement, the “Transactions”).

Transaction Overview

The Company’s Board of Directors constituted a transaction committee (the “Special Committee”) comprised of certain members who do not have any interest in Oceanbulk, the Pappas Entities or the Heron JV (as defined below) to review the transactions proposed by Oceanbulk and possible alternatives thereto, and to evaluate, negotiate and make recommendations to the Board of Directors in connection with any proposed transaction. The Special Committee, with the advice and assistance of its separate legal and financial advisors (Wachtell, Lipton Rosen & Katz and Evercore, respectively), evaluated and negotiated the Transactions, including the terms and conditions of the Merger Agreement, the Pappas Agreement, and the related agreements. Following the negotiations, the Special Committee, among other things, (i) unanimously determined that the Transactions are fair and reasonable to, and in the best interests of, the Company and the stockholders of the Company, other than the Sellers and their respective affiliates (the “Unaffiliated Stockholders”) and (ii) unanimously recommended to the Board of Directors that the Merger Agreement, the Pappas Agreement, and related agreements and the Transactions (collectively with the Merger Agreement and the Pappas Agreement, the “Merger Agreement Proposal”), be approved by the Board of Directors and be submitted to the stockholders for their approval. The Board of Directors, acting upon the unanimous recommendation of the Special Committee, (i) determined that the Merger Agreement Proposal as well as the Merger Consideration, the Pappas Consideration and the Heron Consideration are fair to and in the best interests of the Company and the Unaffiliated Stockholders, (ii) approved, adopted and declared advisable the Merger Agreement, the Pappas Agreement and the Transactions, including the Merger Consideration, the Pappas Consideration and the Heron Consideration (as defined below) and (iii) recommends that the stockholders of the Company vote in favor of the Merger Agreement Proposal.

The proposed transactions consist of: (i) the merger of each of the Oceanbulk Holdcos with and into one of each of the Merger Subs pursuant to the Merger Agreement for an aggregate of 48,395,766 common shares of the Company (the “Merger Consideration”), (ii) the acquisition of two Kamsarmax vessels (the “Heron Vessels”) from Heron Ventures Ltd. (the “Heron JV”), a joint venture in which Oceanbulk owns indebtedness that is convertible into 50% of the equity of the Heron JV, for an aggregate of 2,115,706 common shares of the Company (the “Heron Consideration”), also pursuant to the Merger Agreement, and (iii) the acquisition of all of the issued and outstanding shares of Dioriga and Positive Shipping pursuant to the Pappas Agreement for an aggregate of 3,592,728 common shares of the Company (the “Pappas Consideration”). If the Merger is completed, all of the membership interests of the Oceanbulk Holdcos that are outstanding immediately prior to the effective time of the Merger will automatically be converted into the right to receive the Merger Consideration, the Heron Consideration and certain distributions from the Heron JV. The closing of the Pappas Companies Acquisition will, subject to the satisfaction or waiver of the conditions set forth in the Pappas Agreement, occur substantially concurrently with the completion of the Merger, at which time certain of the Pappas Entities will receive the Pappas Consideration, which will represent 4.3% of the outstanding common shares and together with the 50,511,472 common shares issued pursuant to the Merger Agreement, including the Heron Consideration, will represent 64.7% of the outstanding common shares of the Company immediately after the closing thereof.

The Oceanbulk Holdcos collectively own all of the outstanding equity interests in Oceanbulk Shipping LLC, a Marshall Islands limited liability company (“Oceanbulk Shipping”) and Oceanbulk Carriers LLC, a Marshall Islands limited liability company (“Oceanbulk Carriers” and, together with Oceanbulk Shipping, “Oceanbulk”), which, through their subsidiaries either (i) own and operate a fleet of 12 dry bulk carrier vessels, with an average age as of May 31, 2014 of 5.3 years and an aggregate capacity of approximately 1.4 million dwt, including five Capesize vessels, two Post-Panamax vessels, three Kamsarmax vessels and two Supramax vessels or (ii) own contracts for the construction of 25 newbuilding dry bulk vessels with fuel efficiency specifications at shipyards in Japan and China. Currently, investment funds affiliated with the Oaktree Seller beneficially own approximately 19.6% of the outstanding common shares of Star Bulk and, indirectly through Oaktree Holdco, also beneficially own 90% of the equity interests in Oceanbulk.

The Company is acquiring the Oceanbulk Vessels, Pappas Vessels and the Heron Vessels (together with the vessels to be delivered under the newbuilding contracts) (collectively, the “Acquired Vessels”) at a discount of approximately $35 million to the aggregate net asset values of the Acquired Vessels.

By virtue of the Merger and the Pappas Companies Acquisition, the Company has agreed to assume all of the outstanding indebtedness, including by way of refinance, of Oceanbulk, Dioriga and Positive Shipping. The Company has also agreed to refinance the indebtedness of the Heron JV applicable to the Heron Vessels as of the date the Company acquires such Heron Vessels. If the Transactions, including the acquisition of the Heron Vessels and the Pappas Vessels, had closed on March 31, 2014, we would have had total outstanding indebtedness of $383.99 and the book value of our assets would have been $1,364.97.

In connection with the Merger and the Pappas Companies Acquisition, the Oaktree Seller, the Pappas Seller, and certain affiliates and related parties thereof (including Mr. Petros Pappas and Ms. Milena Pappas) agreed to voting restrictions, ownership limitations and standstill provisions. In particular:

(i) The Oaktree Seller and its affiliates will have the right to nominate a maximum of four out of nine members of the Company’s board, subject to certain additional limitations. Oaktree will be entitled to nominate fewer directors if its and its affiliates’ ownership of Star Bulk’s voting shares falls below certain thresholds.

(ii) The Oaktree Seller and its affiliates will be required to vote their voting securities in excess of a 33% “voting cap” (subject to adjustment as provided in the Oaktree Shareholders Agreement) proportionately with the votes cast by the other shareholders with certain exceptions, which include (x) voting against a change of control transaction with an unaffiliated buyer and (y) voting in favor of a change of control transaction with an unaffiliated buyer, but only if such transaction is approved by a majority of disinterested directors.

(iii) The Pappas Seller and its affiliates are also subject to a “voting cap” of 14.9% of the outstanding voting securities of the Company.

(iv) The Sellers and their affiliates are subject to standstill restrictions, which in the case of the Oaktree Seller includes acquiring a percentage of voting securities in excess of 2.5% of their percentage ownership as of the closing of the Merger.

In addition, the Merger Agreement provides that the Company will enter into a registration rights agreement with the Sellers pursuant to which, inter alia, the Company would be obligated to register all common shares owned at the time of the closing of the Merger or thereafter acquired by the Sellers or their affiliates for resale with the U.S. Securities and Exchange Commission.

The Company intends to hold a special meeting of its stockholders on July 11, 2014 to approve the Merger Agreement Proposal. The Board of Directors has established June 17, 2014 as the record date for such meeting. Such approval is a condition to the closing of the Merger and the Pappas Companies Acquisition pursuant to the Merger Agreement and the Pappas Agreement. In connection with the meeting, each of the Sellers and the Pappas Entities have agreed to and to cause their respective affiliates, including Ms. Milena Maria Pappas, one of our directors, to vote all common shares owned by them in favor of the Merger Agreement Proposal in the same proportion as the number of common shares that are voted in favor thereof by the Unaffiliated Stockholders entitled to vote at the special meeting, or any postponement or adjournment thereof. This means that the voting rights of each of the Sellers, the Pappas Entities and their respective affiliates would effectively be redistributed pro rata among the Unaffiliated Stockholders entitled to vote at the special meeting.

The completion of the Merger is subject to the satisfaction or waiver of other substantial conditions set forth in the Merger Agreement, including, without limitation, the approval of the Company’s stockholders at a special meeting to be called for the purpose of voting on the Merger and the Pappas Companies Acquisition.

The Company is subject to customary “no-shop” restrictions on its ability to solicit alternative acquisition proposals from third parties and to provide information to and participate in discussions and engage in negotiations with third parties regarding alternative acquisition proposals. However, prior to (but not any time on or after) the approval of the Merger Agreement Proposal by the Company’s stockholders, the Company is permitted, under certain circumstances, to provide information to and to participate in discussions and engage in negotiations with third parties with respect to an alternative acquisition proposal that the Special Committee has determined in good faith, after consultation with its advisors, is, or would reasonably be expected to lead to, a “Superior Proposal” (as defined in the Merger Agreement). Upon receipt of a Superior Proposal, and in certain other circumstances, the Special Committee may change its recommendation that the Company’s stockholders approve and adopt the Merger Agreement Proposal, subject to complying with notice and other specified conditions, including giving Oceanbulk the opportunity to propose changes to the Merger Agreement in response to such Superior Proposal. The Company would remain obligated to call and hold the special meeting and does not have the right to terminate the Merger Agreement in connection with such a change of recommendation.

The Merger Agreement contains certain termination rights for the Company and Oceanbulk. Following termination of the Merger Agreement under specified circumstances, if, prior to the special meeting, the Company receives an alternative acquisition proposal from a third party and it is disclosed to the Company’s stockholder, and the Company consummates or enters into a definitive agreement with respect to any alternative acquisition proposal within nine months of such termination, the Company will be required to pay Oceanbulk a termination fee of $8 million.

In connection with the Transactions, certain stockholders of the Company affiliated with Monarch Alternative Capital L.P., which collectively own approximately 20.9% of the outstanding common shares, have entered into a voting agreement with the Sellers and Mirabel pursuant to which, among other things, such stockholders have agreed to vote their shares in favor of approval of the Merger Agreement Proposal. However, if the Board’s recommendation of the Transactions is adversely modified or withdrawn prior to the special meeting of stockholders in response to a Superior Proposal, the Monarch stockholders will be obligated to vote only 50% of their common shares in favor of the Transactions.

Certain terms of the Merger and the Pappas Companies Acquisition are described in the Company’s press release that is attached hereto as Exhibit 99.1. The description contained in the press release, and the foregoing descriptions of certain provisions of the Merger Agreement and the Pappas Agreement, are only summaries, do not purport to be complete and are qualified in their entirety by the full text of those agreements, which are attached as Exhibits 99.2 and 99.3, respectively. Also attached hereto as Exhibit 99.4 is the investor presentation prepared by the Company’s management.

Forward-Looking Statements

Except for the historical information contained herein, this Form 6-K contains among other things, certain forward-looking statements, that involve risks and uncertainties. Such statements may include, without limitation, statements with respect to the Company’s plans, objectives, expectations and intentions and other statements identified by words such as “may”, ‘could”, “would”, “should”, “believes”, “expects”, “anticipates”, “estimates”, “intends”, “plans” or similar expressions. These statements are based upon the current beliefs and expectations of the Company’s management and are subject to significant risks and uncertainties, including those detailed in the Company’s filings with the Securities and Exchange Commission. Actual results, including, without limitation, operating or financial results, if any, may differ from those set forth in the forward-looking statements. These forward-looking statements involve certain risks and uncertainties that are subject to change based on various factors (many of which are beyond the Company’s control).

Forward-looking statements include statements regarding:

•	The effectuation of Star Bulk’s recently announced subsidiary merger transaction;

•	The delivery to and operation of assets by Star Bulk;

•	Star Bulk’s future operating or financial results;

•	Future, pending or recent acquisitions, business strategy, areas of possible expansion, and expected capital spending or operating expenses; and

•	Dry bulk market trends, including charter rates and factors affecting vessel supply and demand.

Certain financial information and data contained in this press release is unaudited and does not conform to GAAP (as defined below) or to Securities and Exchange Commission Regulations. We may also from time to time make forward-looking statements in our periodic reports that we will furnish to or file with the Securities and Exchange Commission, in other information sent to our security holders, and in other written materials. We caution that assumptions, expectations, projections, intentions and beliefs about future events may and often do vary from actual results and the differences can be material. This presentation includes certain estimated financial information and forecasts that are not derived in accordance with generally accepted accounting principles (“GAAP”). The Company believes that the presentation of these non-GAAP measures provides information that is useful to the Company’s shareholders as they indicate the ability of Star Bulk, to meet capital expenditures, working capital requirements and other obligations, and make distributions to its stockholders.

We undertake no obligation to publicly update or revise any forward-looking statement contained in this presentation, whether as a result of new information, future events or otherwise, except as required by law. In light of the risks, uncertainties and assumptions, the forward-looking events discussed in this presentation might not occur, and our actual results could differ materially from those anticipated in these forward-looking statements.

Additional Information

Nothing contained in this Form 6-K constitutes a solicitation of materials of any vote or approval in respect of the proposed Merger or the proposed Transactions involving Star Bulk or otherwise contemplated herein. In connection with the proposed Merger and the proposed Transaction, a special stockholder meeting is expected to held on or about July 11, 2014, to obtain stockholder approval. In connection with the Merger and the proposed

Transactions, Star Bulk intends to furnish relevant materials, including a proxy statement, with the Securities and Exchange Commission (the “SEC”) on Form 6-K. Investors and security holders of Star Bulk are urged to read the proxy statement and other relevant materials when they become available because they will contain important information about Star Bulk, Oceanbulk, the Merger and the proposed Transactions. The proxy statement and other relevant materials (when they become available), and any other documents filed by Star Bulk with the SEC, may be obtained free of charge at the SEC’s website at www.sec.gov, at Star Bulk’s website at www.starbulk.com, or by sending a written request to Star Bulk at c/o Star Bulk Management Inc. 40, Agiou Konstantinou Str., Maroussi 15124, Athens, Greece, Attention: Investor Relations.

Star Bulk and its directors, executive officers, and certain other members of management and employees may be deemed to be participants in soliciting proxies from the stockholders of Star Bulk in favor of the Merger. Information regarding the persons who may be considered to be participants in the solicitation of Star Bulk’s stockholders in connection with the proposed transaction and their ownership of Star Bulk’s common stock will be set forth in Star Bulk’s proxy statement for its special meeting. Investors can find more information about Star Bulk and its executive officers and directors in its Annual Report on Form 20-F for the fiscal year ended December 31, 2013 and in its proxy statement, when available, that will be furnished to the SEC on Form 6-K.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

STAR BULK CARRIERS CORP. (Registrant)

Date: June 16, 2014	By:	/s/ SPYROS CAPRALOS
	Name:	Spyros Capralos
	Title:	Chief Executive Officer and President

FORM 6-K EXHIBIT INDEX

Exhibit No.
99.1	Press Release dated June 16, 2014
99.2	Agreement and Plan of Merger dated June 16, 2014
99.3	Pappas Share Purchase Agreement dated June 16, 2014
99.4	Investor Presentation dated June 16, 2014